Paranovus Entertainment Technology Ltd.

December 1, 2025

Via Edgar

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Paranovus Entertainment Technology Ltd.
Registration Statement on Form F-3
Filed on November 25, 2025
File No. 333-291788

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Paranovus Entertainment Technology Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), be accelerated to and that the Registration Statement becomes effective at 4:30 p.m., Eastern Time, on December 3, 2025, or as soon thereafter as practicable.

Very truly yours,

Paranovus Entertainment Technology Ltd.

By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer